International Bank for Reconstruction and Development

Management’s Discussion & Analysis
and
Condensed Quarterly Financial Statements
December 31, 2006

(Unaudited)

C O N T E N T S
December 31, 2006

M A N A G E M E N T ’ S  D I S C U S S I O N  A N D  A N A L Y S I S

Financial Statement Reporting	2

Management Reporting	2

Current Value Basis	4

Equity-to-Loans	8

Results of Operations	9

Net Income Allocations and Transfers	10

I B R D  C O N D E N S E D  F I N A N C I A L  S T A T E M E N T S

M A N A G E M E N T ’ S  D I S C U S S I O N  A N D  A N A L Y S I S

This document should be read in conjunction with the International Bank for Reconstruction and Development’s (IBRD) financial statements and management’s discussion and analysis issued for the fiscal year ended June 30, 2006 (FY 2006). IBRD undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING

IBRD prepares its financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP); referred to in this document as the “reported basis”.

As allowed under Statement of Financial Accounting Standards No.133, Accounting for Derivative Instruments and Hedging Activities, IBRD has marked all derivative instruments, as defined by this standard, to fair value, with changes in fair value being recognized immediately in earnings. This standard allows hedge accounting for qualifying hedging relationships, if certain criteria are met. While IBRD believes that its hedging strategies achieve its objectives, the application of these criteria to IBRD’s derivative portfolio would not consistently reflect its hedging strategies. Therefore, IBRD has elected not to define any qualifying hedging relationships and, as a result, all changes in the fair value of the derivative instruments are recognized immediately in earnings. In addition, effective July 1, 2006, IBRD early adopted Statement of Financial Accounting Standards No.155, Accounting for Certain Hybrid Financial Instruments which amends certain provisions of Statement of Financial Accounting Standards No.133. As a result, IBRD also recognizes at fair value, debt instruments which contain embedded derivatives that would otherwise be bifurcated and valued separately.

In this document, the above Statements of Financial Accounting Standards No. 133 and 155 are together referred to as “FAS 133 as amended.”

MANAGEMENT REPORTING

For management reporting purposes, IBRD prepares financial statements which mark to current value derivatives as well as underlying assets and liabilities, as described in the Current Value Basis section of this document.

IBRD believes that a current value presentation reflects the economic value of its financial instruments. The current value model is based on the present value of expected future cash flows. The model incorporates available market data in determining the cash flows and discount rates for each financial instrument. The current value financial statements do not purport to present the net realizable, liquidation, or market value of IBRD as a whole.

FINANCIAL OVERVIEW

Table 1  presents selected financial data on a reported basis, before and after the effects of “net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended.”(a)

On a current value basis, the net income for the six months ended December 31, 2006 was $329 million, an increase of $488 million from a loss of $159 million in the same period in the previous fiscal year. The increase was primarily due to a favorable current value adjustment partially offset by the increase in Board of Governors-approved transfers and a lower release of provision for losses on loans and guarantees. For a detailed discussion on the key components contributing to the higher income, refer to the Current Value Basis section.

As part of its risk management strategy, IBRD closely aligns the duration (interest rate sensitivity) and the currency composition of its equity to that of its loan portfolio in order to minimize the impact of any

Box 1: Hedging Strategy and Use of Derivatives

IBRD is a financial intermediary, borrowing funds in international capital markets for on-lending to member countries. As a matter of policy, IBRD avoids interest rate and foreign exchange risks in its financing operations by entering into derivative transactions to reduce any mismatches between the interest rate position/currency composition of its liabilities and the assets funded by these liabilities. This approach insulates IBRD’s balance sheet from material interest rate or currency exposure. A number of risk management techniques that IBRD utilizes would not qualify for hedge accounting treatment under FAS 133 as amended. Accordingly, IBRD has elected not to define any qualifying hedging relationships, though IBRD’s policies and hedging strategy achieve its risk minimization objectives.

IBRD’s application of FAS 133 as amended, accounts for all derivatives and certain debt instruments, at fair value, with changes in the fair value being recognized in earnings. IBRD’s portfolio of derivatives that convert long-dated fixed-rate borrowings into floating rate obligations are financially equivalent to fixed non-U.S. dollar rate assets. In general, the reported values of these derivatives will decline when market interest rates increase and vice versa. Although these derivatives economically offset other financial positions on plain vanilla bonds and loans, those positions are generally not accounted for at fair value. Consequently, the reported values of plain vanilla bonds and loans are not affected by interest rate movements. Thus an asymmetry results in the reported financial statements when the value of economically offsetting transactions is reported on different bases.

For management reporting purposes, IBRD instead uses current value financial statements, as shown in Tables 2 and 3, which marks both the derivatives and the underlying liabilities and assets to current value. IBRD focuses on operating income in its annual allocation and distribution decisions.

(a).       For the purpose of this document, “net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended” result from IBRD’s application of FAS 133 as amended.

interest rate and currency exchange rate movements on its risk bearing capacity. This ensures that IBRD’s risk bearing capacity, as measured by its equity-to-loans ratio, is protected from movements in interest rates and exchange rates though the US dollar value of equity may change with market changes.

The equity-to-loans ratio on a current value basis increased to 34.21% at December 31, 2006, from 30.89% at December 31, 2005 due to the combination of a reduction in IBRD’s loan portfolio and an increase in equity. The reduction in loans was as a result of the negative net disbursements for the period under comparision. The allocation to the General Reserve of $1,036 million from the FY 2006 net income increased equity. IBRD uses the equity-to-loans ratio as one of the summary statistics to manage the risk-bearing capacity of the institution (see the Equity-to-Loans section for more details).

Table 1:  Selected Financial Data

In millions of U.S. dollars, except ratio and return data in percentages

	Six Months Ended		Full Year
	December 31, 2006	December 31, 2005	June 30, 2006
Lending Summary
Commitments to member countries(a)	4,848	5,687	14,135
Gross Disbursements(b)	6,252	5,888	11,883
Net Disbursements(b)	(5,147)	(742)	(1,741)
Reported Basis
Operating Income(c)	849	1,009	1,740
Board of Governors-approved Transfers	(867)	(615)	(650)
Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended	541	(934)	(3,479)
Net Income (Loss)	523	(540)	(2,389)
Net Return on Average Interest-earning Assets(d)	1.35	1.53	1.34
after the effects of Board of Governors-approved transfers and net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended	0.83	(0.85)	(1.84)
Return on Equity(d)	4.75	5.87	5.05
after the effects of Board of Governors-approved transfers and net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended	2.77	(3.09)	(6.84)
Equity-to-Loans Ratio(e)	34.74	31.63	32.96
Current Value Basis
Net Income (Loss)	329	(159)	640
of which current value adjustment	368	(556)	(446)
Net Return on Average Interest-earning Assets	0.52	(0.24)	0.49
Return on Equity	1.85	(0.92)	1.86
Equity-to-Loans Ratio	34.21	30.89	32.44

(a).    Commitments include guarantee commitments and guarantee facilities.

(b).    Amounts include transactions with International Finance Corporation and capitalized loan origination fees

(c).     For the purposes of this document Operating Income refers to net income before Board of Governors-approved transfers and the effect of net unrealized gains (losses) on non-trading derivative instruments, as required by FAS 133 as amended.

(d).    Before the effects of Board of Governors-approved transfers and net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended.

(e).     Ratios are presented before applying the effects of FAS 133 as amended.

CURRENT VALUE BASIS

The Condensed Current Value Balance Sheets in Table 2 present IBRD’s estimates of the economic value of its financial assets and liabilities, after considering interest rate, currency and credit risks. The current year’s Condensed Current Value Balance Sheet is presented with reconciliation to the reported basis.

IBRD’s Condensed Current Value Statements of Income, with reconciliation to the reported basis for the six months ended December 31, 2006, are presented in Table 3.

A summary of the effects on net loss of the current value adjustments in the balance sheet is presented in Table 4.

CONDENSED CURRENT VALUE BALANCE SHEETS

Loan Portfolio

All of IBRDs loans are made to, or guaranteed by, countries that are members of IBRD. In addition, IBRD may also make loans to the International Finance Corporation, an affiliated organization, without any guarantee. IBRD does not currently sell its loans, nor does management believe there is a market for loans comparable to those made by IBRD.

The current value of loans, including associated financial derivatives, is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted using the rate at which IBRD would originate a similar loan at the reporting date. The cash flows of these instruments are based on management’s best estimates taking into account market exchange rates and interest rates.

Through the provision for loan losses, the current value also includes IBRD’s assessment of the appropriate credit risk. This assessment incorporates various factors including the history of payment receipts from borrowers.

At December 31, 2006, the $1,284 million increase in IBRD’s loan balance from the reported basis to the current value basis as shown in Table 4 ($881 million—June 30, 2006) reflects that the loans in the portfolio, on average, carry a higher rate of interest than the rate at which IBRD would originate a similar loan at the reporting date. The $403 million increase in the current value adjustment from June 30, 2006, was primarily due to the increase in the mark-to-market adjustment on U.S. dollar denominated loans consistent with the downward shift in the reference market yield curve for the U.S. dollar during this period (see Figure 1).

Figure 1: IBRD’s U.S. Dollar Funding Curve

Investment Portfolio

Under the reported and current value basis, the investment securities and related financial instruments held in IBRD’s trading portfolio are carried and reported at fair values. Therefore, for the investment portfolio, no additional adjustment is necessary. Fair value is based on market quotations. Instruments for which market quotations are not readily available have been valued using market-based methodologies and market information.

Borrowings Portfolio

The borrowings portfolio on a current value basis includes debt securities and associated financial derivatives, and represents the present value of expected future cash flows on these instruments discounted using the rate at which IBRD would obtain funding at the reporting date. The valuation model incorporates available market data in determining the expected cash flow and discount rates for each instrument. Market data include exchange rates and reference market interest rates. The current value for the borrowings portfolio includes current value adjustments for borrowings, swaps payable, swaps receivable and the reduction in other assets due to unamortized issuance costs.

Table 2: Condensed Current Value Balance Sheets at December 31, 2006 and June 30, 2006

In millions of U.S. dollars

	December 31, 2006					June 30, 2006
	Reported Basis	Reversal of FAS 133 Effects(a)	Current Value Adjustment		Current Value Basis	Current Value Basis
Due from Banks	$759				$759	$758
Investments	22,668				22,668	25,826
Loans Outstanding	98,573		$1,284		99,857	103,885
Less Accumulated Provision for Loan Losses and Deferred Loan Income	(2,650)				(2,650)	(2,783)
Swaps Receivable
Investments	9,627				9,627	7,525
Borrowings	74,025	$(1,429)	1,429		74,025	70,036
Other Assets/Liabilities	739	1	(1)		739	835
Client Operations	2,528	25	(25)		2,528	89
Other Assets	6,790		(301	)(b)	6,489	6,694
Total Assets	$213,059	$(1,403)	$2,386		$214,042	$212,865
Borrowings	$88,148	$1,123	$2,361		$91,632	$95,258
Swaps Payable
Investments	10,072				10,072	7,960
Borrowings	66,353	(71)	71		66,353	65,819
Other Assets/Liabilities	909	(30)	30		909	1,014
Client Operations	2,412				2,412	84
Other Liabilities	4,631				4,631	5,140
Total Liabilities	172,525	1,022	2,462		176,009	175,275
Paid-in Capital	11,483				11,483	11,483
Retained Earnings and Other Equity	29,051	(2,425)	(76)		26,550	26,107
Total Equity	40,534	(2,425)	(76)		38,033	37,590
Total Liabilities and Equity	$213,059	$(1,403)	$2,386		$214,042	$212,865

(a).    For the purposes of this document, net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended result from IBRD’s application of FAS 133 as amended.

(b).    Represents unamortized issuance cost of borrowings.

Table 3: Condensed Current Value Statements of Income for the Six Months Ended:

In millions of U.S. dollars

	December 31, 2006			December 31, 2005
	Year to Date Reported Basis	Adjustments to Current Value	Year to Date Current Value Comprehensive Basis	Year to Date Current Value Comprehensive Basis
Income from Loans	$2,755		$2,755	$2,350
Income from Investments, net	611	$(21)	590	491
Other Income	124		124	126
Total Income	3,490	(21)	3,469	2,967
Borrowing Expense	2,243		2,243	1,844
Administrative Expense including contributions to Special Programs	537		537	525
Release of Provision for Losses on Loans and Guarantees	(139)	139
Other Expense				1
Total Expense	2,641	139	2,780	2,370
Operating Income (Loss)	849	(160)	689	597
Board of Governors-Approved Transfers	(867)		(867)	(615)
Current Value Adjustment		368	368	(556)
Release of Provision for Losses on Loans and Guarantees—Current Value		139	139	415
Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended(a)	541	(541)
Net Income (Loss)	$523	$(194)	$329	$(159)

(a).    Unrealized gains (losses) on derivatives in the investment trading portfolio are included in Income from Investments, net.

Table 4: Summary of Current Value Adjustments

In millions of U.S. dollars

	Balance Sheet Effects as of December 31, 2006					Total Income Statement Effect for the Six Months Ended
	Loans	Borrowings	Other Assets/ Liabilities	Total	Less Prior Years’ Effects	December 31, 2006	December 31, 2005
Total Current Value Adjustments on Balance Sheet	$1,284	$(1,304)	$(56)	$(76)	$246	$170	$(479)
Unrealized Gains (Losses) on Investments(a)						21	(3)
Currency Translation Adjustment(b)	627	(462)	12			177	(74)
Total Current Value Adjustments						$368	$(556)

(a).    Unrealized gains (losses) on the investment portfolio have been moved from Operating Income under the reported basis and included as part of current value adjustments for current value reporting.

(b).    The currency translation effects have been moved from Other Comprehensive Income under the reported basis and included in Current Value Net loss for purposes of current value reporting.

At December 31, 2006, the $1,304 million increase in IBRD’s borrowings balance from the reported basis to the current value basis as shown in Table 4 ($1,076 million—June 30, 2006) reflects the average cost of the borrowings portfolio being higher than the rate at which IBRD could obtain funding at the reporting date. The $228 million increase from June 30, 2006, in the current value adjustment was due primarily to the increase in the mark-to-market adjustment on U.S. dollar denominated debt consistent with the downward shift in the reference market yield curve for the U.S. dollar during this period (see Figure 1).

CONDENSED CURRENT VALUE STATEMENTS OF INCOME

The main factors contributing to the $488 million increase in net income on a current value basis, between the six months ended December 31, 2006 and the same period in the previous fiscal year are discussed below.

Income from Loans

Income from loans increased by $405 million during the first six months of FY 2007, in comparison with the same period in the previous fiscal year. The main reason for this increase was higher lending rates attributable to higher short-term interest rates.

Income from Investments

Income from investments increased by $99 million, due primarily to higher average market short-term interest rates during the first six months of FY 2007, in comparison with the same period of FY 2006 (see Figure 2). The average duration of IBRD’s net investment portfolio is less than three months.

Borrowing Expenses

Borrowing expenses increased by $399 million during the first six months of FY 2007, in comparison with the same period in FY 2006. With nearly two-thirds of the borrowings portfolio based on short-term U.S. dollar interest rates, the higher U.S. dollar six-month LIBOR rates in FY 2007 (see Figure 2) resulted in increased borrowing expenses. This was partially offset by a reduction in the average borrowings portfolio size between the periods.

Board of Governors-approved transfers

Board of Governors-approved transfers were higher by $252 million over the same period last year due primarily to increased transfers to the International Development Association (IDA).

Provision for Losses on Loans and Guarantees

For the first six months of FY 2007, there was a $139 million release of provision for losses on loans and guarantees in comparison to a release of $415 million during the first six months of FY 2006. The release of provision in each period reflects the combined impact of changes in the quality of the loans portfolio, changes in the volume and distribution of loans and guarantees outstanding, and the annual update of the expected default frequencies (probabilities of default to IBRD). The effect has been a decrease in income of $276 million between the two periods.

Current Value Adjustments

The current value adjustments for the six months ended December 31, 2006 was $368 million (negative $556 million for the six months ended December 31, 2005) as shown in Table 4. The current value adjustments reflect changes in both interest rates and currency exchange rates.

Impact of changes due to interest rates

The current value effect on the Income Statement of positive $170 million, due to interest rate changes during the six months ended December 31, 2006, was primarily due to the lower U.S. dollar reference yield curve (see Figure 1). The positive $170 million adjustment was due to the increase in the current value mark on the loans portfolio of $403 million, partially offset by the increase in the current value mark on the borrowings portfolio of $228 million. These adjustments have been explained under the Current Value Balance Sheet Section. Conversely, during the same period last year, IBRD’s net loss on a current value basis included a negative adjustment of $479 million primarily reflecting higher U.S. dollar reference market yield curve.

Impact of changes due to currency translation

The current value adjustment from currency translation adjustments of positive $177 million was primarily due to the appreciation of the euro (4.7%) partially offset by the depreciation of the Japanese yen (2.0%) against the U.S. dollar during the six months ended December 31, 2006. Table 4 provides a breakdown of these adjustments by the loans and the borrowings portfolios. The loans portfolio contributed $627 million towards this increase. The euro and the Japanese yen accounted for approximately 18% and 4%, respectively, of the total loans portfolio, and 97% of the total non-U.S. dollar denominated loans at December 31, 2006. The borrowings portfolio accounted for a negative $462 million. The euro and the Japanese yen accounted for approximately 13% and 3%, respectively, of the total borrowings portfolio, and 97% of the total non-U.S. dollar denominated borrowings at December 31, 2006. In comparison, during the same period in the prior year, the impact of exchange rate changes on IBRD’s net assets resulted in a negative translation adjustment of $74 million due to the depreciation of  the euro (1.6%) and Japanese yen (6.3%) against the U.S. dollar.

Given IBRD’s risk management strategy, the stability of the current value equity-to-loans ratio is considered more significant than fluctuations in the net current value adjustments.

EQUITY-TO-LOANS

The equity-to-loans ratio is a summary statistic that IBRD uses as one measure of the adequacy of its risk-bearing capacity. Table 5 presents this ratio computed on the reported basis excluding the effects of applying FAS 133 as amended, as well as on the current value basis. IBRD also uses a stress test as a measure of income generating capacity and an input to the assessment of capital adequacy.

IBRD’s equity supports its risk-bearing capacity for its lending operations. IBRD strives to immunize its risk-bearing capacity from fluctuations in interest and currency exchange rates. Therefore, IBRD uses the equity-to-loans ratio (on a current value basis) as one tool to monitor the sensitivity of its risk-bearing capacity to movements in interest and currency exchange rates. To the extent that the duration of its equity capital is matched to that of its loan portfolio, this ratio is protected against interest rate movements. To the extent that the currency composition of its equity capital is matched with that of its loan portfolio, this ratio is protected from currency exchange rate movements.

As presented in Table 5, IBRD’s equity-to-loans ratios, on both a current value and a reported basis, excluding the effects of FAS 133 as amended, were higher at December 31, 2006 than at December 31, 2005. This was due to the decrease in net loans outstanding over the reporting dates under comparison and the allocation of FY 2006 net income to General Reserves which increased equity.

Table 5: Equity-to-Loans

In millions of U.S. dollars

	December 31, 2006	June 30, 2006	December 31, 2005
Reported basis

Equity-to-Loans Ratio(a)	34.74%	32.96%	31.63%

Current value basis

Equity Used in Equity-to-Loans Ratio(b)	$33,544	$33,093	$31,798
Loans and Guarantees Outstanding, Net of Accumulated Provision for Losses on Loans and Deferred Loan Income	$98,059	$102,021	$102,944
Equity-to-Loans Ratio	34.21%	32.44%	30.89%

(a).    Ratios are presented before applying the effects of FAS 133 as amended.

(b).    The equity used in equity to loans ratios is composed of paid-in-capital adjusted for the restricted element and net payable for maintenance of value, Special Reserve, General Reserve, cumulative translation adjustment amounts excluding amounts associated with the FAS 133 as amended adjustment and Current Value Adjustments.

RESULTS OF OPERATIONS

INTEREST RATE ENVIRONMENT

During the first six months of FY 2007, short-term interest rates for the U.S. dollar, Japanese yen, and the euro were higher than the comparative period in FY 2006. Figure 2 illustrates these general trends for the six-month LIBOR U.S dollar rates.

Figure 2: Six-Month LIBOR Interest Rates—U.S. Dollar

OPERATING INCOME

IBRD’s operating income is broadly comprised of a net spread on interest-earning assets, plus the contribution of equity, less provision for losses on loans and guarantees and administrative expenses. Table 6 shows a breakdown of income, net of funding costs, on a reported basis.

For the six months ended December 31, 2006, operating income before applying the effects of FAS 133 as amended and Board of Governors-approved transfers, was $849 million, compared to $1,009 million for the same period in FY 2006. This decrease of $160 million in operating income is explained by the following key factors:

•                  A $276 million decrease in the release of provision for losses on loans and guarantees. For the first six months of FY 2007, there was a $139 million release of the provision for losses on loans and guarantees in comparison to a release of $415 million during the first six months of FY 2006. The release of provision in each period reflects the combined impact of changes in the quality of the loans portfolio, changes in the volume and distribution of loans and guarantees outstanding, and the annual update of the expected default frequencies (probabilities of default to IBRD).

•                  A $115 million increase in loan interest income, net of funding costs, as a result of increased loan spreads on the equity-funded portion resulting from higher short term interest rates.

•                  A  $28 million increase in investment income, net of funding costs reflecting higher spreads during the first six months of FY 2007 compared to the corresponding period in FY 2006.

Table 6: Net Income (Loss) — Reported Basis

In millions of U.S. dollars

	Six Months Ended
	December 31, 2006	December 31, 2005
Loan Interest Income, Net of Funding Costs
Debt Funded	$108	$159
Equity Funded	931	765
Total Loan Interest Income, Net of Funding Costs	1,039	924
Other Loan Income	13	29
Release of Provision for Losses on Loans and Guarantees	139	415
Investment Income, Net of Funding Costs	71	43
Net Other Expenses	(413)	(402)
Operating Income	849	1,009
Board of Governors-Approved Transfers	(867)	(615)
Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended	541	(934)
Net Income (Loss)—Reported Basis	$523	$(540)

NET UNREALIZED GAINS (LOSSES) ON NON-TRADING DERIVATIVES AND BORROWINGS MEASURED AT FAIR VALUE,  PER FAS 133 AS AMENDED

IBRD’s application of FAS 133 as amended results in accounting for all derivatives and certain debt instruments at fair value. IBRD is a net USD variable rate payer on U.S. dollar interest rate swaps and currency swaps. IBRD is thus effectively short interest rates. For FY07, IBRD experienced net unrealized gains of $541 million. Most of the gains for FY07 resulted from U.S. dollar interest rate swaps and US Dollar-South African rand currency swaps. With U.S. dollars and South African Rand interest rate yield flattening-out and declining particularly at the longer-end the result was net unrealized gains. In contrast, the effects of applying FAS 133 as amended resulted in net unrealized losses for the same period in FY 2006 primarily as a result of rising interest rates in the applicable currencies. It should be noted that at December 31, 2005, prior to the adoption of Statement of Financial Accounting Standards No.155, embedded derivatives were bifurcated and fair valued under the reported basis, while the host instruments were accounted for on an amortized cost basis.

Economically, increases or decreases in the values of the derivatives are generally offset by corresponding decreases or increases in the values of the related borrowings and loans to the extent that such borrowings and loans are all marked-to-market. FAS 133, as amended, requires that all derivatives and certain debt instruments be marked-to-market. Thus, an asymmetry results in the reported financial statements when the value of economically offsetting transactions is reported on different bases.  For management reporting purposes, IBRD has disclosed the Current Value financial statements in Tables 2 and 3 and believes that these statements make fully evident the risk management strategy employed by IBRD.

NET INCOME ALLOCATIONS AND TRANSFERS

For details of allocation and transfers out of the net income earned in the fiscal year ended June 30, 2006, and transfers from Surplus that have been approved by the Executive Directors and the Board of Governors during FY 2007, refer to the Notes to Financial Statements, Note C-Retained Earnings, Allocations and Transfers.

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CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	December 31, 2006 (Unaudited)	June 30, 2006 (Unaudited)
Assets
Due from banks	$759	$758
Investments—Trading	22,444	25,672
Securities purchased under resale agreements	224	154
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	1,755	1,766
Receivable from currency and interest rate swaps
Investments	9,627	7,525
Borrowings	74,025	70,036
Client operations	2,528	87
Other assets/liabilities	739	835
Loans outstanding—Note B
Total loans	131,864	137,942
Less undisbursed balance	33,291	34,938
Loans outstanding	98,573	103,004
Less:
Accumulated provision for loan losses	2,188	2,296
Deferred loan income	462	487
Net loans outstanding	95,923	100,221
Other assets	5,035	5,272
Total assets	$213,059	$212,326

Liabilities
Borrowings measured at amortized cost—Note G	$75,153	$95,835
Borrowings measured at fair value—Note G	12,995	—
Payable for currency and interest rate swaps
Investments	10,072	7,960
Borrowings	66,353	65,819
Client operations	2,412	84
Other assets/liabilities	909	1,014
Payable for Board of Governors-approved transfers—Note C	276	276
Other liabilities—Note B	4,355	4,864
Total liabilities	172,525	175,852
Equity
Capital stock—Authorized (1,581,724 shares—December 31, 2006; and June 30, 2006)
Subscribed (1,572,661 shares—December 31, 2006; and June 30, 2006)	189,718	189,718
Less uncalled portion of subscriptions	178,235	178,235
	11,483	11,483
Amounts to maintain value of currency holdings of paid-in capital stock	166	52
Retained earnings (see Statement of Changes in Retained Earnings; Note C)	28,493	24,782
Accumulated other comprehensive income—Note E	392	157
Total equity	40,534	36,474

Total liabilities and equity	$213,059	$212,326

The Notes to Financial Statements are an integral part of these Statements

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended		Six Months Ended
	December 31, (Unaudited)		December 31, (Unaudited)
	2006	2005	2006	2005

Income
Loans—Note B	$1,370	$1,209	$2,755	$2,350
Investments—Trading	303	268	611	488
Other—Note D	68	62	124	126
Total income	1,741	1,539	3,490	2,964

Expenses
Borrowings	1,097	968	2,243	1,844
Administrative—Note F	247	249	484	478
Contributions to special programs	32	41	53	47
Release of provision for losses on loans and guarantees—Note B	(97)	(317)	(139)	(415)
Other	—	1	—	1
Total expenses	1,279	942	2,641	1,955
Net income before Board of Governors-approved transfers and net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended	462	597	849	1,009
Board of Governors-approved transfers	3	(5)	(867)	(615)
Net unrealized (losses) gains on non-trading derivatives and borrowings measured at fair value, per FAS 133 asamended—Note G	(171)	(13)	541	(934)
Net income (loss)	$294	$579	$523	$(540)

The Notes to Financial Statements are an integral part of these Statements

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended		Six Months Ended
	December 31, (Unaudited)		December 31, (Unaudited)
	2006	2005	2006	2005

Net income (loss)	$294	$579	$523	$(540)
Other comprehensive income—Note E
Reclassification of FAS 133 transition adjustment to net income	(8)	4	(17)	14
Currency translation adjustments	228	70	252	114
Total other comprehensive income	220	74	235	128
Comprehensive income (loss)	$514	$653	$758	$(412)

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Six Months Ended
	December 31, (Unaudited)
	2006	2005
Retained earnings at beginning of the fiscal year	$24,782	$27,171
Adjustment to beginning balance: Cumulative effect of adoption of FAS 155—Note G	3,188	—
Net income (loss) for the period	523	(540)
Retained earnings at end of the period	$28,493	$26,631

The Notes to Financial Statements are an integral part of these Statements

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Six Months Ended
	December 31, (Unaudited)
	2006	2005
Cash flows from investing activities
Loans
Disbursements	$(6,242)	$(5,868)
Principal repayments	5,649	5,834
Principal prepayments	5,750	796
Loan origination fees received	5	7
Net cash provided by investing activities	5,162	769

Cash flows from financing activities
Medium- and long-term borrowings
New issues	3,125	6,381
Retirements	(9,186)	(8,972)
Net short-term borrowings	(2,747)	556
Net currency and interest rate swaps—Borrowings	413	217
Net maintenance of value settlements	38	50
Net cash used in financing activities	(8,357)	(1,768)

Cash flows from operating activities
Net income (loss)	523	(540)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Net unrealized (gains) losses on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended	(541)	934
Depreciation and amortization	518	456
Release of provision for losses on loans and guarantees	(139)	(415)
Changes in
Investments—Trading	3,432	518
Other assets and liabilities	(623)	450
Net cash provided by operating activities	3,170	1,403

Effect of exchange rate changes on unrestricted cash	1	(42)

Net (decrease) increase in unrestricted cash	(24)	362

Unrestricted cash at beginning of the fiscal year	65	505

Unrestricted cash at end of the period	$41	$867

Supplemental disclosure
Increase (decrease) in ending balances resulting from exchange rate fluctuations
Loans outstanding	716	(560)
Investments—Trading	204	(208)
Borrowings	2,791	(1,811)
Currency and interest rate swaps—Borrowings	(2,233)	1,454
Capitalized loan origination fees included in total loans	10	20

The Notes to Financial Statements are an integral part of these Statements

NOTES TO FINANCIAL STATEMENTS

NOTE A—SIGNIFICANT ACCOUNTING POLICIES AND OTHER FINANCIAL INFORMATION

Basis of Preparation

These unaudited condensed quarterly financial statements should be read in conjunction with the June 30, 2006 financial statements and notes included therein. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America. The results of operations for the first six months of the current fiscal year are not necessarily indicative results that may be expected for the full year. Certain reclassifications of the prior period’s information have been made to conform with the current period’s presentation. In addition, the amounts in the prior period’s financial statements have been adjusted to reflect the change in accounting principle for Board of Governors-approved transfers that was made in the fourth quarter of the fiscal year ended June 30, 2006, which has been applied retrospectively.

Accounting and Reporting Developments

On July 1, 2006, IBRD early adopted the Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments (FAS 155), which amends certain provisions of FAS 133 and FAS 140. As permitted by FAS 155, IBRD has applied fair value measurement to qualifying debt instruments in its borrowings portfolio which are hybrid financial instruments. The impact of the adoption of FAS 155 as well as the related disclosure requirements are discussed further in Note G.

In September 2006, the Financial Accounting Standards Board (FASB) issued the Statement of Financial Accounting Standards No. 157, Fair Value Measurements. This standard is effective for annual periods beginning on or after November 15, 2007. IBRD is assessing the impact of this standard on its financial statements.

In September 2006, FASB issued the Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. For IBRD, this standard is applicable to the annual financial statements as of June 30, 2007. As a result of the adoption of this standard, IBRD will begin to recognize the funded status of its defined benefit postretirement plans on the Balance Sheet at the end of the fiscal year ending June 30, 2007. In addition, changes in the funded status of these plans will be recognized through Comprehensive Income when they occur, to the extent they will not be recognized in net periodic benefit cost for the period.

Subsequent Event - Membership

Following Montenegro’s declaration of independence from Serbia on June 3, 2006, the Republic of Serbia assumed the membership of Serbia and Montenegro (SaM) in IBRD in July 2006, retaining SaM’s existing subscription and voting power.

On January 18, 2007, the Republic of Montenegro (Montenegro) became a member of IBRD. On that date, Montenegro subscribed to 688 shares with a par value of $83 million, of which $3.2 million was paid in and $79.8 million is subject to call. In addition, Montenegro agreed to assume responsibility for its portion of the financial obligations formerly undertaken by SaM with IBRD. The assumption will become effective once Montenegro has provided a satisfactory legal opinion to IBRD concerning the Assumption Agreement signed on January 18, 2007.

NOTE B—LOANS AND GUARANTEES

Waivers of Loan Charges

Waivers of a portion of interest owed by all eligible borrowers, a portion of the commitment charge on undisbursed balances on all eligible loans, and a portion of the front-end fee charged on all eligible loans, are approved annually by the Board of Executive Directors of IBRD.

The reduction in net income for the three and six month periods ended December 31, 2006 and December 31, 2005 resulting from waivers of loan charges, is summarized below:

In millions of U.S. dollars

	Three Months Ended		Six Months Ended
	December 31,		December 31,
	(Unaudited)		(Unaudited)
	2006	2005	2006	2005
Interest waivers	$39	$34	$76	$67
Commitment charge waivers	34	31	69	62
Front-end fee waivers	5	1	6	1
Total	$78	$66	$151	$130

Overdue Amounts

At December 31, 2006, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months.

The following tables provide a summary of selected financial information related to loans in nonaccrual status for the periods ended December 31, 2006, June 30, 2006 and December 31, 2005:

In millions of U.S. dollars

	December 31,
	2006	June 30,
	(Unaudited)	2006
Recorded investment in nonaccrual loans(a)	$1,061	$1,038
Accumulated provision for loan losses on nonaccrual loans	$839	$816
Average recorded investment in nonaccrual loans for the period/fiscal year	$1,048	$2,365
Overdue amounts of nonaccrual loans	$1,102	$1,000
of which:
Principal	$649	$577
Interest and charges	$453	$423

(a).       A loan loss provision has been recorded against each of the loans in the nonaccrual portfolio.

In millions of U.S. dollars

	Three Months Ended			Six Months Ended
	December 31,			December 31,
	(Unaudited)			(Unaudited)
	2006	2005		2006	2005
Interest income recognized on loans in nonaccrual status at end of period	—	$	*	—	$1
Interest income not recognized as a result of loans being in nonaccrual status	$14		$13	$27	$25

*                    Indicates amount less than $0.5 million.

A summary of countries with loans in nonaccrual status, together with the related balances, is as follows:

In millions of U.S. dollars

	December 31, 2006
	(Unaudited)
		Principal,
		interest and
	Principal	charges	Nonaccrual
Borrower	outstanding	overdue	since
Côte d’Ivoire	$464	$301	November 2004
Liberia	152	416	June 1987
Zimbabwe	445	385	October 2000
Total	$1,061	$1,102

Effective October 6, 2006, all loans to, or guaranteed by, Seychelles were restored to accrual status following the clearance of all overdue payments of loan principal, interest and charges due to IBRD by Seychelles. The impact of this event on income from loans for the six months ended December 31, 2006 was less than $1 million, the majority of which represents income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status.

During the six months ended December 31, 2005, all IBRD’s loans outstanding to SaM were restored to accrual status. As a result, income from loans during this period increased by $19 million, representing income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status.

Accumulated Provision for Losses on Loans and Guarantees

Changes to the Accumulated Provision for Losses on Loans and Guarantees for the six months ended December 31, 2006 and for the fiscal year ended June 30, 2006, are summarized below:

In millions of U.S. dollars

	December 31,
	2006	June 30,
	(Unaudited)	2006
Accumulated provision for losses on loans and guarantees, beginning of the fiscal year	$2,307	$3,022
Release of provision for losses on loans and guarantees	(139)	(724)
Translation adjustment	29	9
Accumulated provision for losses on loans and guarantees, end of the period/fiscal year	$2,197	$2,307
Composed of:
Accumulated provision for loan losses	$2,188	$2,296
Accumulated provision for guarantee losses(a)	9	11
Total	$2,197	$2,307

(a).       The accumulated provision for guarantee losses is included in Other Liabilities on the condensed balance sheet.

Guarantees

Guarantees of $907 million were outstanding at December 31, 2006 ($995 million—June 30, 2006). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees. Most of these guarantees have maturities ranging between 5 and 15 years, and expire in decreasing amounts through 2015.

At December 31, 2006, liabilities of $19 million ($22 million—June 30, 2006), related to IBRD’s obligations under guarantees have been included in Other Liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $9 million ($11 million—June 30, 2006).

During the six months ended December 31, 2006, and December 31, 2005, no guarantees provided by IBRD were called.

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment.

For the six months ended December 31, 2006, loans to one country generated in excess of 10 percent of loan income; this amounted to $316 million. Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers.

While IBRD has only one reportable segment, supplemental information about IBRD’s loan outstanding balances and associated loan income by geographic region, as of and for the six months ended December 31, 2006, and December 31, 2005, is presented in the following table:

In millions of U.S. dollars

	December 31, 2006		December 31, 2005
	(Unaudited)		(Unaudited)
Region	Loans Outstanding	Loan Income	Loans Outstanding	Loan Income
Africa	$1,816	$22	$2,020	$26
East Asia and Pacific	25,168	718	26,429	628
Europe and Central Asia	25,728	667	24,980	563
Latin America and the Caribbean	31,588	967	35,330	826
Middle East and North Africa	6,052	154	6,734	145
South Asia	8,151	225	7,514	159
Other(a)	70	2	92	3
Total	$98,573	$2,755	$103,099	$2,350

(a).       Represents loans to the International Finance Corporation (IFC), an affiliated organization.

NOTE C—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, after adjustment for the effects associated with the application of FAS 133(a) and pension income or expense, as well as Board of Governors-approved transfers.

(a).       For the purpose of this document, FAS 133 refers to the Statement of Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended.

On August 10, 2006, IBRD’s Executive Directors approved the allocation of $1,036 million of the net income earned in the fiscal year ended June 30, 2006 to the General Reserve and $64 million to the Pension Reserve.

On September 20, 2006, IBRD’s Board of Governors approved the following transfers out of the net income earned in the fiscal year ended June 30, 2006: an immediate transfer of $500 million to the International Development Association (IDA), and the retention of $140 million as Surplus. In addition, the Board of Governors approved the transfer of $300 million to IDA out of the $400 million of net income previously retained as Surplus in FY2004. The transfers to IDA were made as of September 30, 2006.

On September 20, 2006, IBRD’s Board of Governors approved the transfer of $70 million from Surplus to the Trust Fund for Lebanon. The transfer to the Trust Fund for Lebanon was made as of September 30, 2006.

Subsequent Event - Transfer from Surplus

On January 10, 2007, IBRD’s Board of Governors approved the transfer of $30 million from Surplus to replenish the Low-Income Countries Under Stress (LICUS) Implementation Trust Fund. In addition, on January 31, 2007, IBRD’s Board of Governors approved the transfer of $50 million from Surplus to the Trust Fund for Gaza and West Bank. These transfers will be charged to income in the subsequent reporting period coinciding with their approval.

Retained earnings comprises the following elements at December 31, 2006 and June 30, 2006:

In millions of U.S. dollars

	December 31,
	2006	June 30,
	(Unaudited)	2006
Special Reserve	$293	$293
General Reserve	23,947	22,912
Pension Reserve	1,087	1,023
Surplus	133	360
Cumulative FAS 133 Adjustments(a)	1,643	1,933
Unallocated Net Income (Loss)	1,390	(1,739)
Total	$28,493	$24,782

(a).       The balance at December 31, 2006 includes an adjustment to beginning retained earnings for the cumulative effect of adoption of FAS 155 totaling $3,188 million (See Note G).

NOTE D—OTHER INCOME

Other income primarily consists of service fee revenue. IBRD recovers certain of its administrative expenses by billing third parties, including IFC, the Multilateral Investment Guarantee Agency (MIGA) and certain trust funds.  For the six months ended December 31, 2006 and December 31, 2005, fee revenue associated with administrative services, was as follows:

In millions of U.S. dollars

	Six Months Ended December 31, (Unaudited)
	2006	2005
Service fee revenue	$118	$111
Included in these amounts are the following:
Fees charged to IFC	16	22
Fees charged to MIGA	4	4

NOTE E—COMPREHENSIVE INCOME

Comprehensive income comprises the effects of the implementation of FAS 133, currency translation adjustments, and net income. These items are presented in the Condensed Statement of Comprehensive Income. The following tables present the changes in Accumulated Other Comprehensive Income (Loss)  balances for the six months ended December 31, 2006 and December 31, 2005:

In millions of U.S. dollars

	Accumulated Other Comprehensive Income
	Six Months Ended December 31, 2006 (Unaudited)
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle	Reclassification(a)	Total Accumulated Other Comprehensive Income
Balance, beginning of the fiscal year	$121	$500	$(464)	$157
Changes from period activity	252	—	(17)	235
Balance, end of the period	$373	$500	$(481)	$392

In millions of U.S. dollars

	Accumulated Other Comprehensive Income
	Six Months Ended December 31, 2005 (Unaudited)
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle	Reclassification(a)	Total Accumulated Other Comprehensive Income
Balance, beginning of the fiscal year	$(152)	$500	$(460)	$(112)
Changes from period activity	114	—	14	128
Balance, end of the period	$(38)	$500	$(446)	$16

(a)   Reclassification of cumulative effect of change in accounting principle to net income.

NOTE F—PENSION AND OTHER POST RETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans.  Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the three and six month periods ended December 31, 2006 and December 31, 2005:

 In millions of U.S. dollars

	Three Months Ended December 31, 2006 (Unaudited)				Six Months Ended December 31, 2006 (Unaudited)
	SRP	RSBP		PEBP	SRP	RSBP	PEBP
Benefit Costs
Service cost	$65	$9		$3	$130	$18	$6
Interest cost	149	20		4	298	41	8
Expected return on plan assets	(206)	(23)		—	(411)	(47)	—
Amortization of prior service cost	2	(*	)	*	3	(1)	*
Amortization of unrecognized net loss	—	4		1	—	8	2
Net periodic pension cost	$10	$10		$8	$20	$19	$16
of which:
IBRD’s Share	$5	$5		$4	$9	$9	$7
IDA’s Share	$5	$5		$4	$11	$10	$9

In millions of U.S. dollars

	Three Months Ended December 31, 2005 (Unaudited)			Six Months Ended December 31, 2005 (Unaudited)
	SRP	RSBP	PEBP	SRP	RSBP	PEBP
Benefit Costs
Service cost	$67	$10	$3	$134	$20	$6
Interest cost	116	17	3	230	33	5
Expected return on plan assets	(179)	(19)	—	(358)	(39)	—
Amortization of prior service cost	1	(1)	*	3	(1)	*
Amortization of unrecognized net loss	10	8	*	20	16	1
Net periodic pension cost	$15	$15	$6	$29	$29	$12
of which:
IBRD’s Share	$7	$7	$2	$13	$13	$5
IDA’s Share	$8	$8	$4	$16	$16	$7

* Indicates amount less than $0.5 million.

At December 31, 2006, the estimate of the amount of contributions expected to be paid to the SRP and RSBP for IBRD and IDA during fiscal year 2007 remained unchanged from that disclosed in the June 30, 2006 financial statements: $149 million for the SRP and $67 million for the RSBP.

NOTE G—NET UNREALIZED GAINS (LOSSES) ON NON-TRADING DERIVATIVES AND BORROWINGS MEASURED AT FAIR VALUE, PER FAS 133 AS AMENDED

As described in Note A under Accounting and Reporting Developments, on July 1, 2006, IBRD early adopted Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments (FAS 155), which amends certain provisions of FAS 133.  Upon adoption of this Standard, the difference in the total carrying value of qualifying hybrid debt instruments for which IBRD elected to apply FAS 155, and the fair value of those debt instruments amounted to $3,188 million, comprising $3,330 million in gross gains and $142 million in gross losses, determined on an instrument-by-instrument basis.  This amount was recognized as a cumulative effect adjustment to beginning retained earnings, as required by the Standard.

Beginning with amounts presented for the reporting period ended September 30, 2006, IBRD has provided separate disclosure for the fair value amounts relating to hybrid debt instruments for which it has elected to apply FAS 155. These are reported as Borrowings measured at fair value on the Condensed Balance Sheet.

The net unrealized gains (losses) on non-trading  derivatives and borrowings measured at fair value, per FAS 133 as amended, for the three and six month periods ended December 31, 2006 and December 31, 2005 comprised:

In millions of U.S. dollars

	Three Months Ended December 31, (Unaudited)		Six Months Ended December 31, (Unaudited)
	2006	2005	2006	2005
Net unrealized (losses) gains on:
Borrowings measured at fair value	$(152)	$—	$(977)	$—
Non-trading derivatives	(19)	(13)	1,518	(934)
Total	$(171)	$(13)	$541	$(934)

REPORT OF INDEPENDENT ACCOUNTANTS

President and Board of Executive Directors
International Bank for Reconstruction and Development

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of December 31, 2006, and the related condensed statements of income and comprehensive income for the three-month and six-month periods ended December 31, 2006 and 2005, and the related condensed statements of changes in retained earnings and cash flows for the six-month periods ended December 31, 2006 and 2005. These interim financial statements are the responsibility of IBRD’s management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to such condensed interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and with International Standards on Auditing, the balance sheet, including the summary statement of loans and the statement of subscriptions to capital stock and voting power, of IBRD as of June 30, 2006, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the fiscal year then ended (not presented herein); and in our report dated August 7, 2006, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of June 30, 2006 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

February 13, 2007

Member of
Deloitte Touche Tohmatsu

TREREP_ACC_008

International Bank for Reconstruction and Development
Treasury Asset Liablity Risk System (TALRS)

SEC Report - Changes in Borrowings
Borrowings (MLT) October 01, 2006 thru December 31, 2006

DESK: IBRD

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date

New Borrowings

MTBOC

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date
Australian Dollar

BOND/SELL AUD/IBRD/GDIF/0409AUD05.35		0000007590	AUD		70,000,000	52,087,000	12-Oct-2006	09-Apr-2009

BOND/SELL AUD/IBRD/GDIF/1010AUD05.34		0000007605	AUD		100,000,000	75,745,000	26-Oct-2006	26-Oct-2010

BOND/SELL AUD/IBRD/GDIF/0410AUD05.30		0000007608	AUD		14,800,000	11,259,100	27-Oct-2006	27-Apr-2010

BOND/SELL AUD/IBRD/GDIF/1009AUD05.46		0000007614	AUD		17,000,000	12,959,950	30-Oct-2006	26-Oct-2009

BOND/SELL AUD/IBRD/GDIF/1108AUD05.04A		0000007620	AUD		5,000,000	3,863,750	09-Nov-2006	25-Nov-2008

BOND/SELL AUD/IBRD/GDIF/1116AUD06.00		0000007629	AUD		500,000,000	386,375,000	09-Nov-2006	09-Nov-2016

BOND/SELL AUD/IBRD/GDIF/0509AUD05.45		0000007616	AUD		90,000,000	68,895,000	13-Nov-2006	13-May-2009

BOND/SELL AUD/IBRD/GDIF/1109AUD05.57		0000007644	AUD		22,000,000	16,806,900	17-Nov-2006	17-Nov-2009

BOND/SELL AUD/IBRD/GDIF/1109AUD05.52		0000007645	AUD		98,000,000	76,268,500	29-Nov-2006	27-Nov-2009

BOND/SELL AUD/IBRD/GDIF/1209AUD05.44		0000007668	AUD		1,277,000	1,003,786	08-Dec-2006	08-Dec-2009

BOND/SELL AUD/IBRD/GDIF/0609AUD05.40A		0000007662	AUD		60,000,000	47,301,000	12-Dec-2006	12-Jun-2009

BOND/SELL AUD/IBRD/GDIF/1209AUD05.35		0000007677	AUD		114,000,000	89,581,200	14-Dec-2006	14-Dec-2009

BOND/SELL AUD/IBRD/GDIF/1210AUD05.46		0000007667	AUD		98,000,000	76,778,100	21-Dec-2006	21-Dec-2010

BOND/SELL AUD/IBRD/GDIF/1108AUD05.22		0000007670	AUD		12,000,000	9,401,400	21-Dec-2006	21-Nov-2008

BOND/SELL AUD/IBRD/GDIF/0610AUD05.50		0000007681	AUD		13,000,000	10,184,850	21-Dec-2006	21-Jun-2010

Total By Currency						938,510,536

Euro Currency

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date

BOND/SELL EUR/IBRD/GDIF/1210EUR03.04		0000007674	EUR		6,600,000	8,736,420	14-Dec-2006	14-Dec-2010

BOND/SELL EUR/IBRD/GDIF/0108EUR03.35		0000007654	EUR		30,000,000	39,805,500	15-Dec-2006	10-Jan-2008

Total By Currency						48,541,920

Japanese Yen

BOND/SELL JPY/IBRD/GDIF/1136JPYSTR		0000007627	JPY		1,300,000,000	11,002,962	13-Nov-2006	13-Nov-2036

BOND/SELL JPY/IBRD/GDIF/1236JPYSTR		0000007648	JPY		450,000,000	3,870,968	04-Dec-2006	05-Dec-2036

BOND/SELL JPY/IBRD/GDIF/1236JPYSTR01		0000007679	JPY		1,300,000,000	10,995,982	19-Dec-2006	19-Dec-2036

BOND/SELL JPY/IBRD/GDIF/1236JPYSTR02		0000007680	JPY		500,000,000	4,229,224	19-Dec-2006	19-Dec-2036

Total By Currency						30,099,136

New Zealand Dollar

BOND/SELL NZD/IBRD/GDIF/1008NZD06.05		0000007606	NZD		282,000,000	186,289,200	16-Oct-2006	16-Oct-2008

BOND/SELL NZD/IBRD/GDIF/0409NZD06.00		0000007594	NZD		5,000,000	3,317,250	19-Oct-2006	20-Apr-2009

BOND/SELL NZD/IBRD/GDIF/1108NZD06.36		0000007632	NZD		1,628,000	1,088,481	09-Nov-2006	10-Nov-2008

BOND/SELL NZD/IBRD/GDIF/1109NZD06.30		0000007651	NZD		39,000,000	26,104,650	29-Nov-2006	19-Nov-2009

BOND/SELL NZD/IBRD/GDIF/1108NZD06.12		0000007638	NZD		16,000,000	10,763,200	30-Nov-2006	25-Nov-2008

BOND/SELL NZD/IBRD/GDIF/0609NZD06.06		0000007656	NZD		13,000,000	8,932,300	07-Dec-2006	25-Jun-2009

BOND/SELL NZD/IBRD/GDIF/0609NZD06.12		0000007682	NZD		10,000,000	6,996,500	27-Dec-2006	30-Jun-2009

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date

Total By Currency						243,491,581

United States Dollar

BOND/SELL USD/IBRD/GDIF/1009USD04.91		0000007591	USD		10,000,000	10,000,000	03-Oct-2006	05-Oct-2009

BOND/SELL USD/IBRD/GDIF/1009USDSTR02		0000007598	USD		50,000,000	50,000,000	03-Oct-2006	03-Oct-2009

BOND/SELL USD/IBRD/GDIF/1009USDSTR01		0000007597	USD		50,000,000	50,000,000	05-Oct-2006	05-Oct-2009

BOND/SELL USD/IBRD/GDIF/1009USDSTR03		0000007599	USD		50,000,000	50,000,000	10-Oct-2006	10-Oct-2009

BOND/SELL USD/IBRD/GDIF/1009USDSTR04		0000007600	USD		50,000,000	50,000,000	10-Oct-2006	10-Oct-2009

BOND/SELL USD/IBRD/GDIF/1009USDSTR05		0000007601	USD		50,000,000	50,000,000	10-Oct-2006	10-Oct-2009

BOND/SELL USD/IBRD/GDIF/0409USD03.84		0000007595	USD		10,000,000	10,000,000	19-Oct-2006	20-Apr-2009

BOND/SELL USD/IBRD/GDIF/1108USD03.84		0000007621	USD		7,000,000	7,000,000	09-Nov-2006	25-Nov-2008

BOND/SELL USD/IBRD/GDIF/1109USD04.23		0000007646	USD		13,100,000	13,100,000	29-Nov-2006	27-Nov-2009

BOND/SELL USD/IBRD/GDIF/0509USD03.96		0000007637	USD		8,000,000	8,000,000	30-Nov-2006	26-May-2009

BOND/SELL USD/IBRD/GDIF/1210USD04.00		0000007675	USD		73,000,000	73,000,000	14-Dec-2006	14-Dec-2010

BOND/SELL USD/IBRD/GDIF/0609USD03.72		0000007673	USD		18,000,000	18,000,000	27-Dec-2006	25-Jun-2009

Total By Currency						389,100,000

South African Rand

BOND/SELL ZAR/IBRD/GDIF/1008ZAR07.86		0000007592	ZAR		115,000,000	14,960,907	05-Oct-2006	10-Oct-2008

BOND/SELL ZAR/IBRD/GDIF/1009ZAR07.80		0000007603	ZAR		15,650,000	2,012,862	10-Oct-2006	13-Oct-2009

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date

BOND/SELL ZAR/IBRD/GDIF/1013ZAR08.10		0000007588	ZAR		70,000,000	8,982,708	12-Oct-2006	10-Oct-2013

BOND/SELL ZAR/IBRD/GDIF/1008ZAR07.74		0000007596	ZAR		56,000,000	7,313,092	16-Oct-2006	10-Oct-2008

BOND/SELL ZAR/IBRD/GDIF/1012ZAR07.92		0000007593	ZAR		50,000,000	6,596,306	19-Oct-2006	10-Oct-2012

BOND/SELL ZAR/IBRD/GDIF/1109ZAR08.04		0000007611	ZAR		108,000,000	14,071,661	25-Oct-2006	10-Nov-2009

BOND/SELL ZAR/IBRD/GDIF/1012ZAR08.04		0000007609	ZAR		70,000,000	8,982,651	26-Oct-2006	10-Oct-2012

BOND/SELL ZAR/IBRD/GDIF/1009ZAR08.01		0000007619	ZAR		170,000,000	22,621,424	30-Oct-2006	26-Oct-2009

BOND/SELL ZAR/IBRD/GDIF/0609ZAR07.86		0000007625	ZAR		70,000,000	9,556,314	09-Nov-2006	10-Jun-2009

BOND/SELL ZAR/IBRD/GDIF/0709ZAR07.86		0000007633	ZAR		66,000,000	9,206,626	20-Nov-2006	10-Jul-2009

BOND/SELL ZAR/IBRD/GDIF/1110ZAR07.80		0000007634	ZAR		50,000,000	7,037,298	29-Nov-2006	10-Nov-2010

BOND/SELL ZAR/IBRD/GDIF/1109ZAR07.86		0000007650	ZAR		322,000,000	45,320,196	29-Nov-2006	19-Nov-2009

BOND/SELL ZAR/IBRD/GDIF/1208ZAR07.62		0000007653	ZAR		80,000,000	11,130,434	04-Dec-2006	10-Dec-2008

BOND/SELL ZAR/IBRD/GDIF/1208ZAR07.62A		0000007663	ZAR		80,000,000	11,298,238	12-Dec-2006	10-Dec-2008

BOND/SELL ZAR/IBRD/GDIF/1210ZAR07.62		0000007664	ZAR		50,000,000	7,101,264	21-Dec-2006	10-Dec-2010

BOND/SELL ZAR/IBRD/GDIF/1209ZAR07.80		0000007671	ZAR		80,000,000	11,362,022	21-Dec-2006	10-Dec-2009

BOND/SELL ZAR/IBRD/GDIF/0609ZAR08.00		0000007672	ZAR		60,000,000	8,521,517	21-Dec-2006	22-Jun-2009

Total By Currency						206,075,519

Total						1,855,818,692

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date

MTBOZ

United States Dollar

BOND/SELL USD/IBRD/GDIF/1016USD00.00		0000007612	USD		2,000,000	2,000,000	30-Oct-2006	31-Oct-2016

Total By Currency						2,000,000

Total						2,000,000

Maturing Borrowings

GLDDP

Gold

BOND/SELL XAU/IBRD/GDIF/1006XAUSTR		0000005317	XAU		160,000	94,207,998	22-Oct-2001	23-Oct-2006

BOND/SELL XAU/IBRD/CB/1106XAU2.06		0000005398	XAU		64,000	40,793,601	28-Nov-2001	28-Nov-2006

BOND/SELL XAU/IBRD/CB/1006XAU00.99		0000005968	XAU		32,026	18,434,072	15-Oct-2002	16-Oct-2006

Total By Currency						153,435,672

Total						153,435,672

MTBOC

Australian Dollar

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date

BOND/SELL AUD/IBRD/GDIF/1006AUD04.29		0000006580	AUD		40,000,000	30,430,000	27-Oct-2003	27-Oct-2006

BOND/SELL AUD/IBRD/GDIF/1006AUD04.92		0000006603	AUD		44,500,000	33,731,000	30-Oct-2003	25-Oct-2006

BOND/SELL AUD/IBRD/GDIF/1106AUD04.98		0000006607	AUD		54,000,000	41,337,000	13-Nov-2003	13-Nov-2006

BOND/SELL AUD/IBRD/GDIF/1106AUD05.00		0000006617	AUD		15,000,000	11,508,750	20-Nov-2003	20-Nov-2006

BOND/SELL AUD/IBRD/GDIF/1106AUD04.70		0000006614	AUD		40,000,000	30,966,000	26-Nov-2003	27-Nov-2006

BOND/SELL AUD/IBRD/GDIF/1206AUD05.42		0000006626	AUD		19,500,000	15,281,175	01-Dec-2003	01-Dec-2006

BOND/SELL AUD/IBRD/GDIF/1206AUD05.29		0000006632	AUD		52,000,000	40,677,000	18-Dec-2003	18-Dec-2006

BOND/SELL AUD/IBRD/GDIF/1206AUD05.30		0000006637	AUD		22,000,000	17,209,500	18-Dec-2003	18-Dec-2006

BOND/SELL AUD/IBRD/GDIF/1206AUD05.18		0000006646	AUD		30,000,000	23,467,500	18-Dec-2003	18-Dec-2006

BOND/SELL AUD/IBRD/GDIF/1206AUD05.13		0000006652	AUD		449,000,000	351,230,250	18-Dec-2003	18-Dec-2006

BOND/SELL AUD/IBRD/GDIF/1206AUD05.15		0000006656	AUD		23,000,000	17,980,250	23-Dec-2003	20-Dec-2006

Total By Currency						613,818,425

Euro Currency

BOND/SELL EUR/IBRD/MLT/1006NLG06.25E		0000000381	EUR	NLG0085MLT01	113,445,054	142,492,660	21-Oct-1986	12-Oct-2006

BOND/SELL EUR/IBRD/GDIF/1106EUR03.30		0000005356	EUR		25,000,000	32,023,750	20-Nov-2001	20-Nov-2006

BOND/SELL EUR/IBRD/GDIF/1206EUR03.00		0000006041	EUR		10,000,000	13,189,500	04-Dec-2002	04-Dec-2006

Total By Currency						187,705,910

Japanese Yen

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date

BOND/SELL JPY/IBRD/MLT/1206JPY06.10		0000000313	JPY	JPY0120MLT01	20,000,000,000	169,469,983	22-Dec-1986	21-Dec-2006

Total By Currency						169,469,983

New Zealand Dollar

BOND/SELL NZD/IBRD/GDIF/1106NZD05.40		0000006629	NZD		421,000,000	282,301,550	25-Nov-2003	27-Nov-2006

BOND/SELL NZD/IBRD/GDIF/1006NZD05.54		0000006851	NZD		150,000,000	100,252,500	21-Oct-2004	24-Oct-2006

BOND/SELL NZD/IBRD/GDIF/1206NZD05.35		0000006897	NZD		699,000,000	477,976,200	09-Dec-2004	08-Dec-2006

Total By Currency						860,530,250

United States Dollar

BOND/SELL USD/IBRD/GDIF/1006USD04.00		0000005313	USD		25,000,000	25,000,000	29-Oct-2001	30-Oct-2006

BOND/SELL USD/IBRD/GDIF/1106USD03.80		0000005359	USD		20,000,000	20,000,000	29-Nov-2001	30-Nov-2006

BOND/SELL USD/IBRD/GDIF/1206USD04.40		0000005401	USD		10,000,000	10,000,000	19-Dec-2001	20-Dec-2006

Total By Currency						55,000,000

Total						1,886,524,568

Early Retirement

GLDDP

Gold

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date

BOND/BUY XAU/IBRD/GDIF/0509XAU0.70		0000007622	XAU	BUYBACK	64,210	39,296,520	03-Nov-2006	28-May-2009

BOND/BUY XAU/IBRD/GDIF/1209XAU00.40		0000007623	XAU		64,000	39,168,000	03-Nov-2006	15-Dec-2009

BOND/BUY XAU/IBRD/GDIF/0610XAU00.35		0000007624	XAU	BUYBACK	58,000	35,496,000	03-Nov-2006	01-Jun-2010

Total By Currency						113,960,520

Total						113,960,520

MTBOC

Japanese Yen

BOND/BUY JPY/IBRD/GDIF/1031JPYSTR05		0000007604	JPY		1,000,000,000	8,363,652	16-Oct-2006	15-Oct-2031

BOND/BUY JPY/IBRD/GDIF/1033JPYSTR06		0000007610	JPY		1,000,000,000	8,418,571	20-Oct-2006	20-Oct-2033

BOND/BUY JPY/IBRD/GDIF/0435JPYSTR02		0000007602	JPY		1,000,000,000	8,362,602	26-Oct-2006	26-Apr-2035

BOND/BUY JPY/IBRD/GDIF/1035JPYSTR05		0000007615	JPY		1,850,000,000	15,470,815	26-Oct-2006	26-Oct-2035

BOND/BUY JPY/IBRD/GDIF/1035JPYSTR09		0000007617	JPY		4,900,000,000	41,150,535	27-Oct-2006	25-Oct-2035

BOND/BUY JPY/IBRD/GDIF/0821JPYSTR03		0000007618	JPY	BUYBACK	1,000,000,000	8,398,068	27-Oct-2006	23-Aug-2021

BOND/BUY JPY/IBRD/GDIF/1134JPYSTR		0000007613	JPY		1,500,000,000	12,720,488	09-Nov-2006	09-Nov-2034

BOND/BUY JPY/IBRD/GDIF/1133JPYSTR02		0000007626	JPY		1,000,000,000	8,465,608	17-Nov-2006	17-Nov-2033

BOND/BUY JPY/IBRD/GDIF/1132JPYSTR06		0000007607	JPY		1,600,000,000	13,558,748	20-Nov-2006	19-Nov-2032

BOND/BUY JPY/IBRD/GDIF/1133JPYSTR03		0000007628	JPY		1,000,000,000	8,474,217	20-Nov-2006	18-Nov-2033

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date

BOND/BUY JPY/IBRD/GDIF/1135JPYSTR01		0000007639	JPY		9,250,000,000	78,115,104	21-Nov-2006	21-Nov-2035

BOND/BUY JPY/IBRD/GDIF/1135JPYSTR03		0000007640	JPY		4,200,000,000	35,468,480	21-Nov-2006	21-Nov-2035

BOND/BUY JPY/IBRD/GDIF/0635JPYSTR		0000007635	JPY		1,000,000,000	8,608,074	01-Dec-2006	01-Jun-2035

BOND/BUY JPY/IBRD/GDIF/1232JPYSTR10		0000007636	JPY		1,500,000,000	12,903,226	04-Dec-2006	03-Dec-2032

BOND/BUY JPY/IBRD/GDIF/1221JPYSTR		0000007641	JPY		1,000,000,000	8,657,260	06-Dec-2006	06-Dec-2021

BOND/BUY JPY/IBRD/GDIF/1223JPYSTR		0000007647	JPY		1,000,000,000	8,703,220	08-Dec-2006	08-Dec-2023

BOND/BUY JPY/IBRD/GDIF/1232JPYSTR05		0000007649	JPY		2,100,000,000	18,260,870	11-Dec-2006	10-Dec-2032

BOND/BUY JPY/IBRD/GDIF/1233JPYSTR		0000007652	JPY		1,200,000,000	10,434,783	11-Dec-2006	09-Dec-2033

BOND/BUY JPY/IBRD/GDIF/1221JPYSTR01		0000007655	JPY		1,300,000,000	11,106,839	13-Dec-2006	13-Dec-2021

BOND/BUY JPY/IBRD/GDIF/0635JPYSTR01		0000007669	JPY		500,000,000	4,270,219	15-Dec-2006	15-Jun-2035

BOND/BUY JPY/IBRD/GDIF/0618JPYSTR		0000007658	JPY		1,100,000,000	9,353,344	18-Dec-2006	18-Jun-2018

BOND/BUY JPY/IBRD/GDIF/1233JPYSTR03		0000007659	JPY		1,100,000,000	9,353,344	18-Dec-2006	18-Dec-2033

BOND/BUY JPY/IBRD/GDIF/1232JPYSTR17		0000007661	JPY		1,000,000,000	8,503,040	18-Dec-2006	16-Dec-2032

BOND/BUY JPY/IBRD/GDIF/1232JPYSTR21		0000007660	JPY		2,100,000,000	17,762,741	19-Dec-2006	17-Dec-2032

BOND/BUY JPY/IBRD/GDIF/0633JPYSTR		0000007666	JPY		1,000,000,000	8,442,381	27-Dec-2006	24-Jun-2033

Total By Currency						383,326,228

United States Dollar

BOND/BUY USD/IBRD/GDIF/0635USDSTR		0000007665	USD		10,000,000	10,000,000	07-Dec-2006	07-Jun-2035

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date

BOND/BUY USD/IBRD/GDIF/1215USDSTR		0000007657	USD		15,000,000	15,000,000	08-Dec-2006	08-Dec-2015

Total By Currency						25,000,000

Total						408,326,228

MTBOZ

Euro Currency

BOND/BUY EUR/IBRD/GMTN/1011ITLSTRE		0000007567	EUR		468,173,344	593,199,035	03-Oct-2006	03-Oct-2011

Total By Currency						593,199,035

South African Rand

BOND/BUY ZAR/IBRD/GDIF/0422ZAR00.001		0000007630	ZAR		1,000,000,000	135,928,660	10-Nov-2006	01-Apr-2022

BOND/BUY ZAR/IBRD/GMTN/0422ZAR00.002		0000007631	ZAR		2,000,000,000	271,857,320	10-Nov-2006	01-Apr-2022

Total By Currency						407,785,980

Total						1,000,985,015